Exhibit 99.1

FORM 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company New Gold Inc. (the “Company”) 666 Burrard Street, Suite 3110 Vancouver, British Columbia V6C 2X8

1.2

Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Brian Penny, Executive Vice President and Chief Financial Officer
(604) 639-2002

Item 2	Details of Acquisition

2.1

Nature of Business Acquired

Pursuant to a definitive agreement (the “Agreement”) dated March 3, 2009, as amended April 8, 2009 and May 22, 2009, the Company acquired by way of a plan of arrangement all of the outstanding common shares of Western Goldfields Inc. (“Western Goldfields”) on the basis of one common share of the Company and CDN$0.0001 in cash for each common share of Western Goldfields.

Western Goldfields is a gold production and exploration company whose principal asset is the Mesquite Mine located in California.  Additional disclosure regarding the nature of the business of Western Goldfields is contained in the Management Information Circular and Joint Management Information Circular Supplement of the Company dated as of April 8, 2009 (the “Circular”) which is available under the Company’s profile on SEDAR at www.sedar.com.

2.2	Date of Acquisition The effective date of the acquisition was June 1, 2009.

2.3

Consideration

Pursuant to the Agreement, the former shareholders of Western Goldfields received one common share of the Company and CDN$0.0001 in cash for each common share of Western Goldfields held.  Each Western Warrant will be exercisable for one New Gold share and CDN$0.0001 in cash.  Each Western Option was exchanged for a New Gold Replacement Option.  Additional disclosure concerning the consideration paid by the Company for Western Goldfields is contained in the Circular.

2.4

Effect on Financial Position

The Company does not have any current plans for material changes in the Company’s business affairs or the affairs of the acquired operations which may have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations Not applicable.

2.6	Parties to Transaction The transaction was not with informed persons, associates or affiliates of the Company.

2.7	Date of Report June 30, 2009

Item 3	Financial Statements The following are attached to the Circular as Appendiex “E” and Appendix “F” and are incorporated by reference in this report:

(a)

unaudited pro forma consolidated financial statements of the Company, consisting of a consolidated balance sheet and consolidated statements of operations for the year ended December 31, 2008 and the notes thereon; and

(b)

the supplement note to Western Goldfield’s annual financial statements for the year-ended December 31, 2008.

The following financial statements are incorporated by reference in this report and are available on SEDAR at www.sedar.com.

(a)

audited consolidated financial statements (the "Audited Financial Statements") of Western Goldfields, consisting of consolidated balance sheets as at December 31, 2008 and 2007 and consolidated statements of operations and other comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the years in the three year period ended December 31, 2008, together with the Auditors' Report thereon and the notes thereto.

As the Audited Financial Statements are identical to those incorporated by reference in the Circular, the Company has not obtained the consent of PricewaterhouseCoopers LLP or HJ & Associates LLC to include their respective Auditors' Reports incorporated by reference in this report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward- looking statements”, within the meaning of the United States Private Securities Litigation and Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future prices of gold, silver and  copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward- looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts” ,”intends” ,” anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company  to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  the Company is subject to significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Brazil, Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Brazil, Canada, the United States, Australia, Mexico and Chile; or any other country in which the Company currently or may in the future carry on business; taxation controls, regulations and political or economic developments in the countries in which the Company does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined accidents; labour disputes; and defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development, and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and risk of inadequate insurance or inability to obtain insurance, to cover these risks) as well as the risks outlined in the section entitled “Risks Factors” in the Circular and the section entitled “Risk Factors” in the annual information form of the Company dated March 31, 2009 available on SEDAR at www.sedar.com   Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except in accordance with applicable securities laws.